Exhibit 99.20

Bayswater Acquires Additional Mineral Claims at its Mountain West Project in Nevada

Vancouver, BC, September 10, 2008, - Bayswater Uranium Corporation (TSX-V: BAY) (OTC: BYSWF) is pleased to announce that is has entered into a purchase agreement dated August 28, 2008 with a private Nevada corporation for the acquisition of a 100% interest in certain unpatented minerals claims located adjacent to its Mountain West project claims in Elko County, Nevada. Pursuant to the purchase agreement, Bayswater shall issue to the vendor an aggregate of 200,000 common shares upon receipt of the approval of the TSX Venture Exchange.

Claims subject to the purchase agreement are situated adjacent to lode claims held 100% by the Company covering a Tertiary channel that hosts a historical resource of over 1.0 million lbs U3O8. The acquired claims cover a portion of the favorable channel and additional areas of known uranium mineralization. The Company has completed a preliminary compilation of historic drilling by Pathfinder (Areva) on its current claims and is pursuing permitting of the project for drill testing and metallurgical work in 2009.

In other news, Bayswater has amended a letter agreement dated August 11, 2007 with two private corporate entities, as originally announced on August 16, 2007 regarding an option granted to Bayswater to acquire a 100% interest in certain mineral claims (Baca Property) located in New Mexico.

Pursuant to the amending agreement concerning the New Mexico property, Bayswater will issue an additional 100,000 common shares to the Vendor in consideration of an extension to the option period. Pursuant to the letter agreement and amending agreement, Bayswater will issue to the Vendors an aggregate of 1,100,000 common shares and pay an aggregate of US$500,000 in staged payments ending on November 1, 2011. All cash and share payments will be paid 50% to each of the two corporate Vendors in accordance with their interests in the New Mexico property.

The Baca Property consists of 127 lode claims located in Catron County, New Mexico along the margin of the Colorado Plateau—known for its uranium deposits. The property covers the favorable down dip extension of potentially remobilized roll front uranium mineralization explored up dip and near surface by extensive drilling by several companies in the late 1960’s to early 1980’s. The Company is compiling information on prior drilling in the area in anticipation of drill testing the property.

The purchase agreement concerning the Elko County property and the amending agreement concerning the New Mexico property are subject to the approval of the TSX Venture Exchange, and the shares payable under the respective agreements, when issued, will be subject to a four month hold period.

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About Bayswater Uranium Corporation - The Super JuniorTM Uranium Company

Bayswater Uranium Corporation is a rapidly- growing international uranium exploration and development company. As the only uranium company to have major landholdings in each of Canada's most important producing and exploration regions – the Athabasca Basin, the Central Mineral Belt, and the Thelon Basin – Bayswater is a leader in uranium exploration in Canada, the world’s largest producer of uranium. The Company also owns several advanced uranium properties in the United States that are being fast tracked to feasibility and production. Bayswater combines a balanced portfolio of exploration and development projects with the uranium expertise of its technical and managerial teams. The result is a Super JuniorT M Uranium Company with the share liquidity and market capitalization to provide value to both the retail and institutional investor. To capitalize on the strong growth of the nuclear industry and to continue to add shareholder value, Bayswater plans to focus on the development of its resource properties and to evaluate early stage projects for further discoveries. Other acquisition opportunities will continue to be assessed all with a corporate vision of building a major international uranium company. Bayswater is listed on the TSX Venture Exchange under the symbol “BAY”. The Company’s website is www.bayswateruranium.com.

On behalf of the Board of:

BAYSWATER URANIUM CORPORATION

George M. Leary
President and CEO

For further information contact:

John Gomez
Manager, Investor Relations
Telephone: (604) 687-2153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.